FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of May 2005

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                     Form 40-F   X
                         -------------                  -----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                          No   X
                    ---------------              -------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________



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Documents Included as Part of this Report:


No.        Document

1. Press Release dated May 25, 2005 - Cedara Software Corp. receives final court approval for merger with Merge Technologies Incorporated


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                                                                    Document 1

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[CEDARA (R) GRAPHIC OMITTED]

                                                                  NEWS RELEASE
                                                         For Immediate Release

                                                                      Contact:
                                                         Cedara Software Corp.
                   Brian Pedlar, Chief Financial Officer, (905) 672-2101 x2015


        CEDARA SOFTWARE CORP. RECEIVES FINAL COURT APPROVAL FOR MERGER
                     WITH MERGE TECHNOLOGIES INCORPORATED


         Toronto, ON, Canada, May 26, 2005 - CEDARA SOFTWARE CORP. (NASDAQ:
CDSW/TSX:CDE) announced today that it has received a final order from the Ontario Superior Court of Justice approving the plan of arrangement under the Business Corporations Act (Ontario) to effect Cedara's merger with Merge Technologies Incorporated.

         As previously announced, the securityholders of Cedara and the shareholders of Merge approved the merger at the Cedara special meeting and Merge annual meeting, respectively, each held on May 24, 2005. The transaction is expected to close June 1, 2005 and is subject to customary closing conditions.

About Cedara Software Corp.

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara's software is deployed in hospitals and clinics worldwide and is licensed by many of the world's leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers. Cedara is quite unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography
(PET) and fluoroscopy. Furthermore, the Company's medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery. For more information about Cedara's products and services, visit our website at www.cedara.com, or call Jacques Cornet, Vice President of Marketing & Operations, at (905) 672-2100 ext. 2564, email: info@cedara.com.

    Notice to Investors, Prospective Investors and the Investment Community
          Cautionary Information Regarding Forward-Looking Statements

Statements in this press release regarding the proposed merger of Merge Technologies, (d.b.a. Merge eFilm) and Cedara Software Corp. which are not historical facts are "forward-looking statements." All forward-looking

Page 1 or 2
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statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Cedara undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory approvals without unexpected delays or conditions; (b) timely implementation and execution of merger integration plans; (c) the ability to implement comprehensive plans for asset rationalization; (d) the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; (e) retention of customers and critical employees; (f) successfully leveraging Merge eFilm/Cedara's comprehensive product offering to the combined customer base; (g) continued growth at rates approximating recent levels for imaging information systems and other product markets; (h) no unanticipated changes in laws, regulations, regulatory requirements or other industry standards affecting Merge eFilm/Cedara's businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (i) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (j) successful management of any impact from slowing economic conditions or consumer spending; (k) no catastrophic events that could impact Merge eFilm/Cedara's or its major customer's operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (l) no material breach of security of any Merge eFilm/Cedara's systems; and (m) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection. In addition, the ability of Merge eFilm/Cedara to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Merge eFilm/Cedara, and other risks and uncertainties described from time to time in Merge eFilm/Cedara's public filings with United States Securities and Exchange Commission and Canadian securities regulatory authorities.


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 26, 2005

                                            CEDARA SOFTWARE CORP.


                                            By: /s/ Brian Pedlar
                                               ---------------------------
                                            Brian Pedlar
                                            Chief Financial Officer